Delisting Determination,The Nasdaq Stock Market, LLC,
March 22, 2011, Conolog Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Conolog Corporation
(the Company), effective at the opening of the trading session on April 1, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(b)(1), 5620(a) and 5620(b).
The Company was notified of the Staffs determination on August 2, 2010. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issed a decision dated
October 19, 2010, later modified on November 3, 2010,
November 23, 2010, and December 13, 2010, granting the Company continued listing pursuant to an exception through January 31, 2011, by which date the Company was required to regain compliance with Listing Rule
5550(b)(1). However, the Company did not regain compliance by that date. On January 31, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on February 2, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on March 17, 2011.